UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Chrust, Steven

   c/o SGC Advisory Services, Inc.
   1786 Bedford Street
   Stamford,  CT  06905
   USA
2. Issuer Name and Ticker or Trading Symbol
   Worlds.com Inc.
   WDDD
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 20, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/10/0|P   |-|302,939           | A |$3.301     |302,939            |D     |-                          |
                           |0     |    | |                  |   |           |                   |      |                           |
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Common Stock               |-     |-   |-|-                 |-  |-          |71,000             |D     |(1)                        |
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Common Stock               |-     |-   |-|-                 |-  |-          |60,000             |I     |(2)                        |
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Common Stock               |-     |-   |-|-                 |-  |-          |16,000             |I     |(3)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to Purchase    |$3.301  |3/10/|P   |-|A -        |A,D|3/10/|6/4/0|Common Stock|1,363,3|$.00073|1,363,342   |D  |-           |
                      |        |00   |    | |           |   |00   |0(4) |            |42     |35     |            |   |            |
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Option to Purchase    |$5.68   |3/17/|A   |V|A -        |A,D|(5)  |3/17/|Common Stock|187,500|-      |187,500     |D  |-           |
                      |        |00   |    | |           |   |     |05   |            |       |       |            |   |            |
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Option to Purchase    |$6.00   |3/17/|A   |V|A -        |A,D|(5)  |3/17/|Common Stock|50,000 |-      |50,000      |D  |-           |
                      |        |00   |    | |           |   |     |05   |            |       |       |            |   |            |
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Option to Purchase    |$9.00   |3/17/|A   |V|A -        |A,D|(5)  |3/17/|Common Stock|50,000 |-      |50,000      |D  |-           |
                      |        |00   |    | |           |   |     |05   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)  Includes 30,000 shares held of record by Mr. Chrust's
children.
(2) Held of record by Bear Stearns Securities Corp., as custodian for Reporting Person's self directed Individual Retirement Account.
(3) Held of record by Steven Chrust BSSC Master Defined Contribution Profit Sharing Account of which Reporting Person is the sole trustee.
(4) Option expires on June 4, 2000, unless option holder exercises the option with respect to 75,735 shares of common stock, in which case the option will expire on July 4,
2000.
(5) Option is exercisable as to one-third on March 17, 2000, as to one-third on March 17, 2001 and as to the remaining one-third on March 17, 2002.
SIGNATURE OF REPORTING PERSON
/s/     Steven Chrust
DATE
March 20, 2000